UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

FOR IMMEDIATE RELEASE

CONTACTS:

Daphne Huang VP, CFO (914) 345-9001 Daphne.Huang@taro.com	William J. Coote AVP, Treasurer and Investor Relations (914) 345-9001 William.Coote@taro.com

TARO PROVIDES RESULTS FOR THE YEAR ENDED MARCH 31, 2021

Hawthorne, NY, May 19, 2021 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and year ended March 31, 2021.

Quarter ended March 31, 2021 Highlights ─ compared to March 31, 2020

•	Net sales of $148.3 million decreased $26.6 million. The prior year quarter was higher than normal partly due to stocking up by customers as the outbreak of COVID-19 was beginning.
•	Gross profit of $76.9 million (51.9% of net sales compared to 58.5%) decreased $25.3 million.
•	Research and development (R&D) expenses of $16.6 million marginally increased.
•	Selling, marketing, general and administrative expenses (SG&A) of $22.2 million decreased $6.9 million.
•

Settlements and loss contingencies of $80.0 million reflect an additional legal contingency provision related to ongoing multi-jurisdiction civil antitrust matters; however, there can be no assurance as to the ultimate outcome.

•

Operating (loss) of $(41.9) million compared to operating income of $57.2 million.  Excluding the settlement and loss contingencies charges, operating income was $38.1 million, a decrease of $19.1 million, and as a percentage of net sales was 25.7% compared to 32.7%.

•	Interest and other financial income of $3.2 million decreased $3.4 million, reflecting the continuing low global interest rate environment.
•	Foreign Exchange (FX) income of $0.8 million compared to $3.7 million ─ an unfavorable impact of $2.8 million.
•	Tax (benefit) of $(8.9) million compared to tax expense of $13.9 million. Excluding the impact from the settlement and loss contingencies charges, the effective tax rate was 18.5% compared to 20.4%.
•

Net (loss) attributable to Taro was $(29.8) million compared to net income of $54.2 million, resulting in diluted (loss) per share of $(0.78) compared to diluted earnings per share of $1.42. Excluding the impact from the settlement and loss contingencies charges, net income was $31.0 million, resulting in diluted earnings per share of $0.81.

Year ended March 31, 2021 Highlights ─ compared to March 31, 2020

•	Net sales of $549.0 million decreased $95.8 million.
•	Gross profit of $296.7 million (54.0% of net sales compared to 62.0%) decreased $103.1 million.
•	R&D expenses of $60.2 million remained in line with the prior year.
•	SG&A of $91.4 million decreased $2.1 million.
•

Settlements and loss contingencies of $558.9 million reflect the one-time settlement charge which consists of $418.9 million related to the global resolution of the Department of Justice (“DOJ”) investigations into the U.S. generic pharmaceutical industry and a $140.0 million provision related to ongoing multi-jurisdiction civil antitrust matters; however, there can be no assurance as to the ultimate outcome.

•

Operating (loss) of $(413.8) million compared to operating income of $246.5 million.  Excluding the settlement and loss contingencies charges, operating income was $145.1 million, a decrease of $101.4 million, and as a percentage of net sales was 26.4% compared to 38.2%.

•	Interest and other financial income decreased $13.5 million to $20.2 million.
•	FX expense of $0.4 million compared to FX income of $14.8 million ─ an unfavorable impact of $15.2 million.
•

Tax expense of $9.7 million decreased $43.8 million from $53.5 million in the prior year. Excluding the impact from the settlement and loss contingencies charges, the effective tax rate was 15.7% compared to 17.9%.

•

Net (loss) attributable to Taro was $(386.7) million compared to net income of $244.2 million, resulting in diluted (loss) per share of $(10.12) compared to diluted earnings per share of $6.35.  Excluding the impact from the settlement and loss contingencies charges, net income was $141.4 million, resulting in diluted earnings per share of $3.70.

Cash Flow and Balance Sheet Highlights

•

Cash flow provided by operations for the year ended March 31, 2021, was $45.8 million. Excluding the impact from the settlement and loss contingencies charges, cash flow provided by operations was $130.3 million compared to $271.6 million for the year ended March 31, 2020.

•

As of March 31, 2021, cash and cash equivalents and marketable securities (both short and long-term) increased $12.5 million to $1.58 billion from March 31, 2020.  Cash and cash equivalents reflects the impact from a $102.8 million payment under the DOJ settlement agreement and share repurchases of $24.2 million.

Mr. Uday Baldota, Taro’s CEO, stated, “While we are encouraged by the sequential quarter-over-quarter revenue growth and the general trend of revenue this year, we continue to be negatively impacted by the COVID-19 pandemic and the effects it is having on the overall marketplace.  Despite the difficult operating environment, we continue to maintain our leading market share, with 70% of our products ranking in the top two in the U.S. generic market. We continue to concentrate on creating shareholder value by continuing our R&D investment, maintaining a healthy pipeline, a robust, consistent flow of ANDA submissions and approvals from the FDA, and timely and successful launches of our products.”

FDA Approvals and Filings

The Company recently received three approvals from the U.S. Food and Drug Administration (“FDA”) for an Abbreviated New Drug Applications (“ANDAs”); Imiquimod Cream USP, 3.75%, Clobetasol Propionate Shampoo, 0.05% and Tavaborole Topical Solution, 5%.  In total, the Company reported eight FDA approvals in the year.  The Company currently has a total of twenty ANDAs awaiting FDA approval, including five tentative approvals.

Share Repurchase Program - Returning Capital to Shareholders

On November 4, 2019, the Company announced that its Board of Directors approved a share repurchase of ordinary shares up to $300 million.  The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases (including 10b5-1 trading plans), privately negotiated transactions, tender offer or other means, in accordance with applicable securities laws and other regulations.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.

During the quarter, the Company repurchased 278,705 shares at an average price of $75.98.  In total, through March 31, 2021, the Company has repurchased 332,033 shares at an average price of $75.23.

Taro Announces the Launch of New Skincare Brand, Bee Rx™

On May 1, 2021, Taro Pharmaceuticals U.S.A., Inc. launched its newest brand in a growing family: Bee Rx™, a new kind of wellness. Bee Rx™ products are manufactured in New Zealand, using a clinically proven, unique combination of medical grade kanuka honey and bee venom.  Bee Rx™ launch product line includes anti-aging serums, lip plumpers, and acne blemish repair.

The Company cautions that the foregoing 2021 financial information is unaudited and is subject to change.

************************

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2021.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share data)

	Quarter Ended		Year Ended
	March 31,		March 31,
	2021	2020	2021	2020
	(unaudited)	(unaudited)	(unaudited)	(audited)
Sales, net	$148,348	$174,940	$548,970	$644,769
Cost of sales	71,414	72,668	252,314	245,044
Gross profit	76,934	102,272	296,656	399,725

Operating Expenses:
Research and development	16,587	15,799	60,152	59,777
Selling, marketing, general and administrative	22,234	29,111	91,355	93,413
Settlements and loss contingencies	80,000	150	558,924	—
Operating (loss) income	(41,887)	57,212	(413,775)	246,535

Financial (income) expense, net:
Interest and other financial income	(3,185)	(6,633)	(20,174)	(33,645)
Foreign exchange (income) expense	(842)	(3,690)	365	(14,837)
Other gain, net	100	808	2,892	3,018
(Loss) income before income taxes	(37,760)	68,343	(391,073)	298,035
Tax (benefit) expense	(8,878)	13,920	9,667	53,485
Net (loss) income	(28,882)	54,423	(400,740)	244,550
Net income (loss) attributable to non-controlling interest	904	225	(14,087)	309
Net (loss) income attributable to Taro	$(29,786)	$54,198	$(386,653)	$244,241

Net (loss) income per ordinary share attributable to Taro:
Basic and Diluted	$(0.78)	$1.42	$(10.12)	$6.35

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	38,065,388	38,258,337	38,209,726	38,460,056

May not foot due to rounding.

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	March 31,
	2021	2020
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$605,177	$513,354
Marketable securities	418,480	595,383
Accounts receivable and other:
Trade, net	213,539	235,221
Other receivables and prepaid expenses	53,347	35,567
Inventories	180,292	153,073
TOTAL CURRENT ASSETS	1,470,835	1,532,598
Marketable securities	557,209	459,639
Property, plant and equipment, net	205,508	209,961
Deferred income taxes	142,007	106,693
Other assets	31,314	32,361
TOTAL ASSETS	$2,406,873	$2,341,252

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$61,166	$28,858
Other current liabilities	615,135	193,873
TOTAL CURRENT LIABILITIES	676,301	222,731
Deferred taxes and other long-term liabilities	35,115	8,762
TOTAL LIABILITIES	711,416	231,493

Taro shareholders' equity	1,703,649	2,103,864
Non-controlling interest	(8,192)	5,895
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,406,873	$2,341,252

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS

(U.S. dollars in thousands)

	Year Ended March 31,
	2021	2020
	(unaudited)	(audited)
Cash flows from operating activities:
Net (loss) income	$(400,740)	$244,550
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,680	21,383
Realized loss on sale of long-lived assets	92	28
Change in derivative instruments, net	(236)	(2,649)
Effect of change in exchange rate on marketable securities and bank deposits	(4,588)	(11,600)
Deferred income taxes, net	(38,413)	7,584
Decrease in trade receivables, net	21,683	2,724
Increase in inventories, net	(27,219)	(4,994)
(Increase) decrease in other receivables, income tax receivables, prepaid expenses and other	(16,325)	12,137
Increase in trade, income tax, accrued expenses and other payables	482,520	782
Loss from marketable securities, net	5,316	1,660
Net cash provided by operating activities	45,770	271,605

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(16,983)	(26,610)
Investment in other intangible assets	(161)	(1,783)
Proceeds from (investment in) marketable securities, net	84,885	(269,769)
Net cash provided by (used in) investing activities	67,741	(298,162)

Cash flows from financing activities:
Purchase of treasury stock	(24,196)	(26,984)
Net cash used in financing activities	(24,196)	(26,984)

Effect of exchange rate changes on cash and cash equivalents	2,508	(556)
Increase (decrease) in cash and cash equivalents	91,823	(54,097)
Cash and cash equivalents at beginning of period	513,354	567,451
Cash and cash equivalents at end of period	$605,177	$513,354

Cash Paid during the year for:
Income taxes	$29,377	$54,536
Cash Received during the year for:
Income taxes	$4,093	$24,331
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$2,997	$1,477
Non-cash financing transactions:
Purchase of intangible assets	$15	$—
Purchase of treasury stock	$782	$—
Purchase of marketable securities	$9,417	$9,159

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 19, 2021

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director